

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 19, 2017

Baxter Koehn
Chief Executive Officer
Eternelle Skincare Products Inc.
5348 Vegas Drive #177
Las Vegas, NV 89108

> **Re:    Eternelle Skincare Products Inc.**
> **Form 10-12G**
> **Filed July 28, 2017**
> **File No. 000-53230**

Dear Mr. Koehn:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction